Exhibit 99.1

Internet Gold Reports its Financial Results for
the Second Quarter of 2016

- NIS 230 Million Dividend Received from B Communications -

Ramat Gan, Israel – August 4, 2016 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the second quarter ended June 30, 2016. Internet Gold holds the controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ).

Dividend from B Communications: On May 25, 2016, B Communications' board of directors declared a cash dividend of NIS 355 million ($92 million), or NIS 11.88 ($3.09) per share. Internet Gold received its distributive share of approximately NIS 230 million ($60 million) on June 29, 2016.

Cash and Debt Position: As of June 30, 2016, Internet Gold’s unconsolidated liquidity balance (comprised of cash and cash equivalents and short term investments) totaled NIS 401 million ($104 million), its unconsolidated total debt was NIS 946 million ($246 million) and its unconsolidated net debt was NIS 545 million ($142 million).

Internet Gold's Unconsolidated Balance Sheet Data (1)

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Short term liabilities	151	39	215	153
Long term liabilities	795	207	927	926
Total debt	946	246	1,142	1,079
Liquidity balance	401	104	335	277
Net debt	545	142	807	802

(1)    Does not include the consolidated balance sheet of B Communications and its subsidiaries.

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Internet Gold Unconsolidated Sources and Uses

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	NIS	US$

Net debt as of December 31, 2015	802	209

Dividends received from B Communications	(230)	(60)
Proceeds from the sale of B Communications shares	(56)	(15)
Financial expenses, net	26	7
Operating expenses	3	1

Net debt as of June 30, 2016	545	142

Internet Gold's Cash Management: Internet Gold manages its cash balances according to an investment policy that was approved by its board of directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to Internet Gold's investment policy more than 80% of its funds must be invested in investment-grade securities. As of today, 87% of the funds are invested in investment-grade securities.

Internet Gold’s Second Quarter Consolidated Financial Results:

Internet Gold's consolidated revenues for the second quarter of 2016 totaled NIS 2.5 billion ($653 million), a 3.5% decrease compared to the NIS 2.6 billion reported in the second quarter of 2015. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating income for the second quarter of 2016 totaled NIS 516 million ($134 million), a 15.5% decrease compared to NIS 611 million reported in the second quarter of 2015.

Internet Gold's consolidated net income for the second quarter of 2016 totaled NIS 252 million ($66 million), a 5.4% increase compared with NIS 239 million reported in the second quarter of 2015.

Internet Gold’s Second Quarter Unconsolidated Financial Results:

As of June 30, 2016 Internet Gold held approximately 65% of the outstanding shares of B Communications. Internet Gold's interest in B Communications’ net income for the second quarter of 2016 totaled NIS 26 million ($7 million), compared with its share in B Communications' net income of NIS 14 million in the second quarter of 2015.

Internet Gold’s unconsolidated net financial expenses for the second quarter of 2016 totaled NIS 11 million ($3 million) compared with NIS 26 million in the second quarter of 2015. These expenses consist of interest and CPI linkage expenses related to its publicly-traded debentures.

Internet Gold's net income attributable to shareholders for the second quarter of 2016 totaled NIS 14 million ($4 million) compared with a loss attributable to shareholders of NIS 13 million in the second quarter of 2015.

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In millions		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	June 30,	June 30,	June 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financial expenses, net	(11)	(3)	(26)	(60)
Income tax benefit	-	-	-	11
Operating expenses	(1)	-	(1)	(4)
Interest in BCOM's net income	26	7	14	140
Net income (loss)	14	4	(13)	87

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “The NIS 230 million dividend which we received from B Communications on June 29, 2016 reduced our leverage level significantly with a LTV1 ratio of 30% as of June 30, 2016. During the last 12 months we succeeded in reducing Internet Gold's net debt by more than 32% from NIS 807 million to NIS 545 million. We are very pleased with our improved metrics and will continue to seek out additional ways to create value for our shareholders.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended June 30, 2016. For a full discussion of Bezeq’s results for the quarter ended June 30, 2016, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2016	Q2 2015	% change
	(NIS millions)

Revenues	2,511	2,603	(3.5%)
Operating income	616	794	(22.4%)
Operating margin	24.5%	30.5%
Net income	377	482	(21.8%)
EBITDA	1,056	1,245	(15.2%)
EBITDA margin	42.1%	47.8%
Diluted EPS (NIS)	0.14	0.17	(17.6%)
Cash flow from operating activities	870	840	3.6%
Payments for investments	387	511	(24.3%)
Free cash flow [1]	539	413	30.5%
Net debt	9,254	9,543	(3.0%)
Net debt/EBITDA (end of period) [2]	2.24	2.30

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

1 LTV (loan to value) ratio is calculated as Internet Gold’s unconsolidated net debt to market value of its holdings in B Communications as of June 30, 2016.

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Revenues of the Bezeq Group in the second quarter of 2016 were NIS 2.51 billion ($653 million) compared to NIS 2.60 billion in the corresponding quarter of 2015, a decrease of 3.5%. The decrease was due to lower revenues in all of the Bezeq Group’s segments (primarily at Pelephone).

Salary expenses of the Bezeq Group in the second quarter of 2016 were NIS 495 million ($128 million) compared to NIS 497 million in the corresponding quarter of 2015, a decrease of 0.4%.

Operating expenses of the Bezeq Group in the second quarter of 2016 were NIS 972 million ($253 million) compared to NIS 1.00 billion in the corresponding quarter of 2015, a decrease of 3.0%. The decrease was primarily due to a reduction in interconnect payments to telecom operators and lower building maintenance expenses.

Other operating income of the Bezeq Group in the second quarter of 2016 amounted to NIS 12 million ($3 million), compared to NIS 141 million in the corresponding quarter of 2015. Other operating income was impacted by the recording of capital gains from the sale of fixed assets in the amount of NIS 148 million in the second quarter of 2015.

Operating income of the Bezeq Group in the second quarter of 2016 was NIS 616 million ($160 million) (operating margin of 24.5%) compared to NIS 794 million (operating margin of 30.5%) in the corresponding quarter of 2015, a decrease of 22.4%.

Tax expenses of the Bezeq Group in the second quarter of 2016 were NIS 133 million ($35 million) compared to NIS 183 million in the corresponding quarter of 2015, a decrease of 27.3%. The decrease in tax expenses was primarily due to a reduction in profit before tax as well as a decrease in the corporate tax rate from 26.5% to 25% beginning on January 1, 2016.

Net income of the Bezeq Group in the second quarter of 2016 was NIS 377 million ($98 million) compared to NIS 482 million in the corresponding quarter of 2015, a decrease of 21.8%.

EBITDA of the Bezeq Group in the second quarter of 2016 was NIS 1.06 billion ($275 million) (EBITDA margin of 42.1%) compared to NIS 1.25 billion (EBITDA margin of 47.8%) in the corresponding quarter of 2015, a decrease of 15.2%.

Payments for investments (Capex) of the Bezeq Group in the second quarter of 2016 were NIS 387 million ($101 million) compared to NIS 511 million in the corresponding quarter of 2015, a decrease of 24.3%. The decrease was primarily due to the payment of NIS 96 million by Pelephone to the Ministry of Communication for LTE 4G frequencies in the second quarter of 2015.

Cash flow from operating activities of the Bezeq Group in the second quarter of 2016 was NIS 870 million ($226 million) compared to NIS 840 million in the corresponding quarter of 2015, an increase of 3.6%. The increase was primarily due to an increase in working capital.

Free cash flow of the Bezeq Group in the second quarter of 2016 was NIS 539 million ($140 million) compared to NIS 413 million in the corresponding quarter of 2015, an increase of 30.5%.

Total debt of the Bezeq Group was NIS 11.5 billion ($3 billion) as of June 30 2016 compared to NIS 11.4 billion as of June 30, 2015. Net debt of the Bezeq Group was NIS 9.25 billion ($2.41 billion) as of June 30, 2016 compared to NIS 9.54 billion as of June 30, 2015.

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Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures as of June 30, 2016 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2016 (NIS 3.846 = U.S. $1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance. These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

In the press release and accompanying supplemental information, we use the following non-IFRS financial measures: EBITDA, LTV, net debt and free cash flow.

Management of the Company believes that free cash flow (defined as net cash flow from operating activities, less net capital expenditures) is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations.

The following non-IFRS measures are provided because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net income plus net interest expense, provision for income taxes, depreciation and amortization;

●	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net;

●	Net debt - defined as long and short term liabilities minus cash and cash equivalents and short term investments; and

●	LTV (loan to value) - defined as the ratio of our unconsolidated net debt to market value of the Company’s holdings in B Communications as of the balance sheet date.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company's consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

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About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	1,595	415	904	619
Restricted cash	658	171	29	155
Investments	1,747	454	2,192	1,774
Trade receivables, net	2,029	528	2,256	2,058
Other receivables	239	62	244	286
Inventory	109	28	96	115

Total current assets	6,377	1,658	5,721	5,007

Long-term trade and other receivables	647	168	656	674
Property, plant and equipment	7,120	1,851	7,345	7,197
Intangible assets	6,859	1,784	*7,419	7,118
Deferred expenses and investments	636	165	537	643
Broadcasting rights	455	118	471	25
Investment in equity-accounted investee	21	6	28	456
Deferred tax assets	1,099	286	*1,194	1,290

Total non-current assets	16,837	4,378	17,650	17,403

Total assets	23,214	6,036	23,371	22,410

* Reclassified

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Liabilities
Bank loans and credit and debentures	2,314	602	2,301	2,219
Trade and other payables	1,627	423	1,839	1,717
Related party	208	54	*217	233
Current tax liabilities	698	182	777	705
Provisions	90	23	90	100
Employee benefits	370	96	272	378
Total current liabilities	5,307	1,380	5,496	5,352

Bank loans and debentures	13,511	3,513	13,817	13,215
Employee benefits	239	62	238	240
Other liabilities	252	66	208	227
Provisions	46	12	69	46
Deferred tax liabilities	667	173	805	729
Total non-current liabilities	14,715	3,826	15,137	14,457

Total liabilities	20,022	5,206	20,633	19,809

Equity
Total equity attributable to equity holders of the Company	379	99	(159)	(93)
Non-controlling interests	2,813	731	2,897	2,694

Total equity	3,192	830	2,738	2,601

Total liabilities and equity	23,214	6,036	23,371	22,410

* Reclassified

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Income as at

(In million except per share data)

							Year ended
	Six months period ended June 30,			Three months period ended June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2016	2016	2015	2016	2016	2015	2015
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	5,070	1,318	4,777	2,511	653	2,603	9,985

Cost and expenses
Depreciation and amortization	1,083	281	1,011	538	140	572	2,131
Salaries	1,008	262	938	494	129	498	1,960
General and operating expenses	1,998	520	1,805	975	253	1,004	3,878
Other operating income (loss), net	(7)	(2)	(93)	(12)	(3)	(82)	3

	4,082	1,061	3,661	1,995	519	1,992	7,972

Operating income	988	257	1,116	516	134	611	2,013

Financing expenses, net	361	93	335	154	40	235	595

Income after financing expenses, net	627	164	781	362	94	376	1,418

Share of income (loss) in equity-accounted investee	(2)	(1)	16	(1)	*	-	12

Income before income tax	625	163	797	361	94	376	1,430

Income tax	230	60	256	109	28	137	347

Net income for the period	395	103	541	252	66	239	1,083

Income (loss) attributable to:
Owners of the company	(18)	(5)	15	14	4	(13)	87
Non-controlling interests	413	108	526	238	62	252	996

Net income for the period	395	103	541	252	66	239	1,083

Earnings per share

Net income (loss), basic	(0.93)	(0.24)	0.82	0.72	0.19	(0.63)	3.97

Net income (loss), diluted	(0.93)	(0.24)	0.77	0.72	0.19	(0.65)	3.90

* Represents an amount less than US$1.

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Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net income to EBITDA:

(In millions)	Three months period ended June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Net income	377	98	482
Income tax	133	35	183
Share of loss in equity-accounted investee	1	-	-
Financing expenses, net	105	27	129
Depreciation and amortization	440	115	451

EBITDA	1,056	275	1,245

The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

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Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three months period ended June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Cash flow from operating activities	870	226	840
Purchase of property, plant and equipment	(317)	(82)	(363)
Investment in intangible assets and deferred expenses	(70)	(18)	(148)
Proceeds from the sale of property, plant and equipment	56	14	84

Free cash flow	539	140	413

Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

Net Debt

The following table shows the calculation of the Bezeq Group’s Net Debt:

(In millions)	As at June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Non-current bank loans and debentures	1,958	509	1,924
Short term bank loans and credit and debentures	9,546	2,482	9,444
Cash and cash equivalents	(1,338)	(348)	(826)
Investments	(912)	(237)	(999)

Net debt	9,254	2,406	9,543

Net debt reflects long and short term liabilities minus cash and cash equivalents and investments.

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Designated Disclosure with Respect to the Company's Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

In examining the existence of warning signs as of June 30 2016, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the quarter ended June 30, 2016 reflect that we had a continuing negative cash flow from operating activities of NIS 1 million for the second quarter of 2016.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a "warning sign" unless our board of directors determines that the possible "warning sign" does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 1 million for the second quarter of 2016 and due to the fact that the Company, as a holding Company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends or debt issuances (both classified as cash flow from financing activities).

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

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